Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                August 28, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 940
           Guggenheim ABC High Dividend Strategy Portfolio, Series 11
                              File No. 333-182857
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Dear Mr. Bartz:

     This letter is in response to the comments that you raised during the telephone conversation between you and our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 940, filed on July 26, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim ABC High Dividend Strategy Portfolio, Series 11 (the "Trust"). This letter serves to respond to your comments.

SECURITY SELECTION - SECURITY SELECTION RULES
--------------------------------------------------

     1. INITIAL UNIVERSE - UNDER THE FOURTH BULLET, PLEASE DISCLOSE THE SOURCE THAT WILL DETERMINE A COMPANY'S PRINCIPAL FOREIGN EXCHANGE.

     Response: The first sentence of the fourth bullet has been revised to state: "Minimum liquidity of $1 million, however, American Depositary Receipts ("ADRs") traded on either the New York Stock Exchange or NASDAQ Stock Market do not have to meet this liquidity minimum as long as the ADR's reference foreign security does meet the minimum liquidity criteria based on that foreign security's own trading volume."

     2. RANK ON FUNDAMENTALS - IN THE FIRST SENTENCE, PLEASE DISCLOSE THE SOURCE FOR THE SECTOR CLASSIFICATIONS.

     Response: The disclosure has been revised to state: "Rank every company identified in the initial universe against other companies in the same sector, as determined by FactSet Industry Classification System, along ."

     3. RANK ON FUNDAMENTALS - PLEASE PROVIDE THE INFORMATION SOURCES AND TIME PERIODS USED TO DETERMINE "RETURN ON ASSETS" DESCRIBED IN THE FIRST SENTENCE OF THE FIRST BULLET POINT AND "EARNINGS BEFORE INTEREST AND TAXES" DESCRIBED IN THE FIRST SENTENCE OF THE SECOND BULLET POINT OF THIS SECTION. ADDITIONALLY, PLEASE CLARIFY THE FIRST SENTENCE OF THE THIRD BULLET POINT.

     Response: The disclosure has been revised to state:

     o Return on assets as provided by FactSet Research Systems, Inc., and calculated as latest four quarters of reported operating income divided by the average of most recent reported total assets and year ago reported total assets.

     o Earnings before interest and taxes for the latest four quarters divided by enterprise value, as provided by FactSet Research Systems, Inc.

     The third bullet has been revised to state: "Year-over-year growth in sales per share, as provided by FactSet Research Systems, Inc."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          Chapman and Cutler LLP


                                                          By /s/ Morrison Warren
                                                          ----------------------
                                                                 Morrison Warren